NOKIA
                                                                            1(3)


                                October 11, 2006



Larry Spirgel, Assistant Director
Mail Stop 3120
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, State D.C 20549
USA



Nokia Corporation Form 20-F for fiscal year ended December 31, 2005 (filed March 2, 2006)
Your file No. 1-3202
Response to your letter of September 22, 2006


Dear Mr. Spirgel

          We are writing in response to your letter of September 22, 2006 containing comments with respect to the Form 20-F of Nokia Corporation for the fiscal year ended December 31, 2005. The responses set forth below have been organized in the same manner in which the Staff's comments were organized. For your convenience, we have repeated your comments along with our reply.

          Item 4.B Business Overview, page 34
          -----------------------------------

          1. We note that you omit from the first sentence of the penultimate paragraph under Item 4.B, Business Overview, language you previously stated you intended to include. To provide context for your references to Iran, Syria and Sudan in that paragraph, and to provide context for the references to U.S. economic sanctions and U.S. foreign policy in the final paragraph under the same heading, in future filings please include in the penultimate paragraph language regarding the fact that Iran, Syria and Sudan are identified as state sponsors of terrorism by the U.S. government.

          We note your comment and in our future filings will include disclosure to the effect that the US government has identified Iran, Syria and Sudan as 'state sponsors of terrorism'.

          Consolidated Financial Statements
          ---------------------------------

          Note 1. Accounting principles
          -----------------------------

          Revenue recognition, page F-12
          ------------------------------

          2. We note your policy is to recognize revenues only equal to costs incurred to date, to the extent that such costs are expected to be recovered when you do not meet the conditions for use of the percentage of completion method. This policy appears to differ from the completed contract method under SOP 81-1. Tell us how you considered this difference in your US GAAP reconciliation.

          We have historically had an insignificant number of contracts to which we have applied a percentage-of-completion method based on a zero profit margin under IAS 11. Our contemporaneous US GAAP analysis focused on the exception to the completed-contract

NOKIA
                                                                           2 (3)

                                October 11, 2006

          method contained in SOP 81-1, par 33. In accordance with the literature, it was our determination at the time that a loss would not be incurred on the contract; therefore a percentage-of-completion method based on a zero profit margin was used. The overall revenue recognized in relation to these contracts was EUR 43 million in 2003 and EUR 52 million in 2004 and the overall margin recognized was EUR 0 million in 2003 and EUR 18 million in 2004. Revenue related to all other transactions recognized using percentage-of-completion methods based on a zero profit margin under IFRS has been insignificant to date.

          We will provide IFRS to US GAAP reconciliation details in future filings where significant application of a percentage-of-completion method based on a zero profit margin has occurred during the period.

          Note 4. Percentaqe of completion, page F-25
          -------------------------------------------

          3. Please provide the disclosure required by paragraph 40 of IAS 11 for your contracts.

          In future filings we will provide disclosure in Note 4 in line with paragraph 40 of IAS 11 and respectively identify separately the disclosure of items (a) - (c) of the stated paragraph.

          Note 39. Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles
          --------------------------------------------------------------

          Pension expense and additional minimum liability, page F-69
          -----------------------------------------------------------

          4. Tell us how your accounting for prior service cost resulting from plan amendments complies with paragraphs 96-101 of IAS 19.

          Our accounting for prior service cost resulting from plan amendments complies with paragraphs 96-101 of IAS 19 as follows: To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, prior service cost is recognized immediately. If the benefits have not vested, prior service cost resulting from plan amendments is recognized as an expense over the average period until the benefits become vested.

          In future filings we will include disclosure in Note 39 to this effect to clarify the requirement for immediate recognition and the circumstances that would lead to future expense recognition.

          Share based compensation, page F-70
          -----------------------------------

          5. Disclose how you determined the exercise price for US GAAP. If you used the method described on page F-41, disclose your consideration of the guidance in APB 25 and FAS 123R regarding your US GAAP financial reporting.

          Our determination of the exercise price under US GAAP is consistent with the method outlined on page F-41. The exercise price is determined on a quarterly basis equal to the trade volume weighted average price of Nokia shares on the Helsinki Stock Exchange during the trading days of the first whole week of the second month of the respective calendar quarter (i.e. February, May, August or November) following the approval of the award.

NOKIA
                                                                           3 (3)

                                October 11, 2006

          Prior to adoption of Statement 123(R), under US GAAP we applied variable accounting for stock options from the award approval date pursuant to paragraph 10(b) of Opinion 25 and Question 11(a) of Interpretation 44. Once a measurement date was established, variable accounting ceased and incremental unrecognized compensation cost was recognized over the remaining vesting period of the award.

          Upon adoption of Statement 123(R), stock options issued after the date of adoption are accounted for in accordance with paragraph A78, where if an award's terms call for the exercise price to be set equal to the share price in a future period, the recipient does not begin to benefit from or be adversely affected by changes in the price of the employer's equity shares until then. Consequently, a grant date is not established until the exercise price is determined. The impact of the exercise price determination is reflected in the fair value calculation of the underlying award at that juncture.

          In future filings, we will include disclosure in Note 39 to this effect to clarify the treatment of stock options.

          Nokia acknowledges that

- Nokia is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

- The SEC staff comments or changes to Nokia's disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to Nokia's filings; and

- Nokia may not assert the SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

          With reference to the telephone conference between Larry Spirgel and Kaarina Stahlberg on October 3, 2006, extending the response time with 5 additional business days, we are sending these comments within 15 business days as from the date of your letter.

          In case of additional comments, please contact Kaarina Stahlberg over the e-mail at kaarina.stahlberg@nokia.com or by phone at +358 40 728 7843.

NOKIA CORPORATION



/s/ Anja Korhonen                               /s/ Kaarina Stahlberg
-----------------------                         --------------------------
Anja Korhonen                                   Kaarina Stahlberg
Senior Vice President,                          Vice President, Assitant
Corporate Controller                            General Counsel


Cc:      Kyle Moffatt, Accounting Branch Chief

         Sharon Virga, Senior Staff Accountant